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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(Cusip Number)

Gerald J. Burnett
Avistar Communications Corporation
555 Twin Dolphin Drive, 3rd Flr.
Redwood Shores, CA 94065
Telephone: (650) 610-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05379X208

1.	Name of Reporting Person: Gerald J. Burnett		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,381,528

		8.	Shared Voting Power: 1,602,847

		9.	Sole Dispositive Power: 14,984,375

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,984,375

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.97%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 05379X208

1.	Name of Reporting Person: The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

     This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2000 by R. Stephen Heinrichs, Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust for the benefit of Gerald J. and Marjorie J. Burnett (the “Burnett Trust”). This Amendment relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 555 Twin Dolphins Drive, Third Floor, Redwood Shores, California 94065. The following amendment to the Schedule 13D is hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

     (a) This Amendment is being jointly filed by Gerald J. Burnett and the Burnett Trust. Dr. Burnett and the Burnett Trust are sometimes collectively referred to herein as the “Reporting Persons.” Mr. Heinrichs filed an individual statement on Schedule 13D on October 28, 2003 which replaced the Schedule 13D with respect to Mr. Heinrichs only.

     (d) During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

     (e) During the past five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding such Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Since the filing of the Scheduled 13D on September 1, 2000, the Burnett Trust has acquired a total of 45,000 shares of the Issuer’s common stock for investment purposes through open market purchases using Dr. Burnett’s personal funds. The total price paid for these shares was $43,000.

     On October 15, 2003, the Burnett Trust acquired 3,661,539 shares of the Issuer’s common stock in a private placement transaction at a price per share of $1.30 for a total purchase price of $4,760,000.70 (the “Transaction”). The source of this investment was the personal funds of Dr. Burnett. An additional 953,846 shares of common stock of the Issuer were acquired by other members of Dr. Burnett’s family in the same private placement.

Item 4. Purpose of the Transaction

     The purposes of the Transaction were (i) to provide the Issuer with additional funds for working capital purposes, (ii) to enable the issuer to receive an additional 180 day grace period to regain compliance with the Nasdaq SmallCap Market’s minimum bid price requirements by increasing the Issuer’s stockholders’ equity above $5 million, (iii) to provide the Issuer with funds to repay its outstanding indebtedness to Comerica Bank – California under an existing line of credit (the “Line of Credit”), in the amount of approximately $1.5 million, and to terminate such Line of Credit, (iv) to terminate the collateralized guarantee by Dr. Burnett of the Issuer’s obligations under the Line of Credit, (v) to satisfy and cancel a prior commitment by Dr. Burnett to invest up to $6 million in the Issuer in the event that the full $6 million originally available under the Line of Credit were no longer available to the Issuer, and (vi) to increase the investment by the Burnett Trust in the Issuer.

     In connection with this investment by the Burnett Trust in the Issuer, Dr. Burnett and the Burnett Trust agreed to certain restrictions on 1,602,847 of the 3,661,539 shares purchased by the Burnett Trust in the Transaction. These restrictions are summarized in Item 6 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, there were 25,372,624 shares of common stock outstanding as of September 30, 2003. Based on the Issuer’s Current Report on Form 8-K filed on October 24, 2003, the Issuer issued an additional 4,615,385 shares of its common stock in a private placement completed on October 15, 2003. As part of this issuance, the Burnett Trust acquired 3,661,539 shares of the Issuer’s common stock at a price per share of $1.30 for a total purchase price of $4,760,000.70.

     (a) As of October 15, 2003, Dr. Burnett beneficially owns 14,984,375 shares of the Issuer’s common stock. All such shares are held in the name of the Burnett Trust. These shares represent 49.97% of the Issuer’s common stock outstanding as of October 15, 2003. Except as set forth in Item 6, Dr. Burnett has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of common stock.

     (b) There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of common stock referenced in paragraph 5(a). As such, the Burnett Trust does not have beneficial ownership of any shares of the Issuer’s common stock and the Reporting Persons hereby elect to remove the Burnett Trust as a Reporting Person under the Schedule 13D.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

     Dr. Burnett has entered into a revocable trust agreement for estate planning purposes through which he owns all of his interests in the Issuer. Except as set forth below, Dr. Burnett has the sole voting and dispositive power over shares held by the Burnett Trust and may revoke the trust in his sole discretion.

     Pursuant to the Common Stock Purchase Agreement dated October 15, 2003 among the Issuer, the Burnett Trust and certain members of the Burnett Family (the “Agreement”), the Burnett Trust has agreed that until October 15, 2023 it shall vote and hold 1,602,847 (the “Specified Securities”) of the 3,661,539 shares of the Issuer’s common stock purchased by the trust pursuant to the Agreement in accordance with the following restrictions:

(a)	with respect to the election of directors of the Issuer, the Burnett Trust shall vote all Specified Securities held by it in the same proportions as the votes cast for the respective nominees by holders of outstanding voting securities not beneficially owned by Dr. Burnett (the “Other Shares”);

(b)	with respect to any other matter on which Specified Securities are entitled to be voted: (A) the Burnett Trust shall not cast any vote in respect of the percentage of the Specified Securities held by it that is equal to the percentage of the Other Shares that are not voted; and (B) the Burnett Trust shall vote the balance of the Specified Securities held by it “for,” “against” and “abstain” in the same proportions as the votes cast with respect to the Other Shares;

(c)	the Burnett Trust may not directly or indirectly pledge or otherwise encumber, or directly or indirectly sell or otherwise transfer (voluntarily, by operation of law or otherwise), any of the Specified Securities or any beneficial interest in any of the Specified Securities; provided, however, that:

i.	if there is a tender or exchange offer made for any securities of the same class as the Specified Securities, then the Burnett Trust shall tender in such tender or exchange offer the percentage of the Specified Securities then held by it equal to the percentage of the Other Shares that are actually tendered in such tender or exchange offer, excluding from the calculation of such percentage all Specified Securities and other securities of such class beneficially owned by Gerald J. Burnett;

ii.	the Burnett Trust may transfer Specified Securities to a person or entity that executes and delivers to the Issuer a document, satisfactory in form and substance to the Issuer, confirming that such person or entity will be bound by the provisions of the Agreement with respect to the Specified Securities acquired by such person or entity;

iii.	the Burnett Trust may sell Specified Securities in a bona fide, registered public offering;

iv.	the Burnett Trust may sell Specified Securities if the Burnett Trust complies with the limitations and other provisions set forth in paragraphs (e), (f) and (g) of Rule 144 under the Securities Act with respect to the sale of such Specified Securities (regardless of whether such limitations or other provisions are then applicable to the Burnett Trust or such Specified Securities); and

v.	if the Issuer effects a merger with another entity, then the Burnett Trust may permit its Specified Securities to be converted into the merger consideration to be received generally by holders of securities of the same class.

     If the Burnett Trust transfers Specified Securities pursuant to subsections (i), (iii), (iv) or (v) above, the transferee shall not be bound by any of the foregoing voting or transfer restrictions.

     The Agreement also provides that if the Issuer determines to register any of its securities either for its own account or the account of a security holder, other than a registration relating solely to employee benefit plans, a registration relating to the offer and sale of debt securities, a registration relating to a corporate reorganization or other Rule 145 transaction, or a registration on any registration form that does not permit secondary sales, the Issuer will promptly give written notice of the proposed registration to the Burnett Trust and the Issuer will use its commercially reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all of the securities purchased by the Burnett Trust pursuant to the Agreement as are specified in a written request or requests made by the Burnett Trust.

     The foregoing summary of certain provisions in the Agreement is qualified in its entirety by reference to the Agreement filed as Exhibit N to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Undertaking

Exhibit J	Bylaws of the Issuer. Incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002 filed with the Commission on April 30, 2002.

Exhibit N	Common Stock Purchase Agreement dated October 15, 2003 among Avistar Communications Corporation, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and certain members of the Burnett family. Incorporated by reference to Exhibit

10.13 to the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2003 filed with the Commission on October 23, 2003.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald J. Burnett

Gerald J. Burnett

Date: October 28, 2003

TRUST FOR THE BENEFIT OF GERALD J. BURNETT AND MARJORIE J. BURNETT

/s/ Gerald J. Burnett

Gerald J. Burnett, Trustee

Date: October 28, 2003

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking

Exhibit J	Bylaws of the Issuer. Incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002 filed with the Commission on April 30, 2002.

Exhibit N	Common Stock Purchase Agreement dated October 15, 2003 among Avistar Communications Corporation, The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust and certain members of the Burnett family. Incorporated by reference to Exhibit 10.13 to the Issuer’s Quarterly Report on Form 10-Q for the three months ended September 30, 2003 filed with the Commission on October 23, 2003.

EXHIBIT 99.(A)

CUSIP NO. 05379X208	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: October 28, 2003

/s/ Gerald J. Burnett

Gerald J. Burnett

Date: October 28, 2003

THE GERALD J BURNETT AND MARJORIE J. BURNETT REVOCABLE TRUST

/s/ Gerald J. Burnett

Gerald J. Burnett, Trustee

Date: October 28, 2003